EXHIBIT 99.1

Intermap Expands Role in GPS-Denied Navigation with Third DOD Research Contract

Program leverages Intermap's proprietary 3D geospatial intelligence to support next-generation positioning, navigation and timing technologies in contested environments

DENVER, June 25, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in geospatial intelligence powered by 3D data and AI-powered analytics, today announced that it has been awarded a subcontract through a leading defense prime contractor supporting a U.S. Department of Defense (“DOD”) research program focused on positioning, navigation and timing (“PNT”) in GPS-denied environments.

The award represents Intermap’s third contract supporting the development of alternative navigation technologies and builds upon the Company’s previous work with the U.S. Air Force Research Laboratory. The program is designed to advance navigation capabilities for military, aerospace and autonomous systems operating in environments where GPS signals are unavailable, degraded, denied or intentionally disrupted.

Intermap will provide proprietary geospatial data, advanced terrain intelligence, engineering expertise and operational capabilities that support the development and validation of next-generation navigation solutions. The Company’s unique archive of global 3D terrain data and its ability to rapidly collect, process and analyze geospatial information provide critical inputs for systems that require assured navigation independent of satellite-based positioning.

Reliable positioning, navigation and timing capabilities are becoming increasingly important across defense, intelligence, aerospace, autonomous systems and commercial applications. As electronic warfare capabilities continue to evolve, governments and commercial operators are investing in resilient navigation technologies capable of operating effectively in contested environments where traditional satellite-based navigation may be unavailable.

“Positioning, navigation and timing is a foundational capability for modern military operations, autonomous systems and space-based platforms,” said Patrick A. Blott, Chairman and CEO of Intermap Technologies. “As GPS denial and electronic warfare rapidly evolve, governments are investing in alternative navigation technologies that can operate with precision in contested environments. Intermap’s proprietary 3D geospatial data, terrain intelligence and advanced analytics provide unique capabilities for these next-generation systems. This award further validates our strategy of transforming proprietary geospatial data into mission-critical intelligence solutions supporting some of the world's most important defense and aerospace challenges.”

The program expands Intermap’s growing portfolio of defense and aerospace initiatives, including previously announced work supporting the U.S. Air Force Research Laboratory, NASA Artemis III and commercial space operators. The Company believes advances in GPS-denied navigation represent a significant long-term opportunity for geospatial intelligence, terrain intelligence and AI-powered analytics.

Communications Security
Certain proprietary data, technical information, software and scientific approaches provided by Intermap under the contract represent controlled technology and are subject to applicable U.S. government security, export control and handling requirements. Access, use and distribution of such information may be restricted under applicable regulations, including Controlled Unclassified Information (CUI), International Traffic in Arms Regulations (ITAR), Export Administration Regulations (EAR) and related U.S. government requirements.

Intermap Reader Advisory
Certain information provided in this news release constitutes forward-looking statements, including statements relating to revenue growth, EBITDA margin expansion, future contracting and expected benefits of the Generali collaboration. The words “anticipate,” “expect,” “project,” “estimate,” “forecast,” “intend,” “will” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes these statements are based on current, reasonable assumptions, they are subject to known and unknown risks and uncertainties, including risks relating to available capital, revenue fluctuations, government contracting, economic conditions, customer retention, technology competition, cybersecurity, strategic partnerships and international operations, as well as those described in Intermap’s Annual Information Form and other securities filings. Actual results may differ materially from those expressed or implied. The forward-looking statements contained herein are made as of the date of this release and Intermap undertakes no obligation to update them except as required by applicable securities laws.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by 3D data and AI-powered analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, operational readiness and mission-critical decision-making. Intermap transforms proprietary 3D geospatial data into decision-ready intelligence through advanced analytics, automation and agentic AI. The Company’s solutions support insurance, defense, space, telecommunications, transportation and national geospatial infrastructure programs worldwide.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266